EXHIBIT 99.2

Teck Resources Limited

Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

Teck

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditor’s report.

Donald R. Lindsay
President and Chief Executive Officer

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer

February 26, 2014

Independent Auditor’s Report

To the Shareholders of Teck Resources Limited

We have completed integrated audits of Teck Resources Limited’s (the “Company”) December 31, 2013 and 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Teck Resources Limited, which comprise the consolidated balance sheets as at December 31, 2013 and 2012 and January 1, 2012 and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years ended December 31, 2013 and 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Teck Resources Limited as at December 31, 2013 and 2012 and January 1, 2012 and its financial performance and its cash flows for the years ended December 31, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

As discussed in note 30 to the consolidated financial statements, the Company has changed its method of accounting for production waste stripping costs at its open pit mine operations for the years ended December 31, 2013 and 2012 due to the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine. Our opinion is not modified with respect to this matter.

Report on internal control over financial reporting

We have also audited Teck Resources Limited’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Teck Resources Limited maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

Chartered Accountants
February 26, 2014
Vancouver, British Columbia

Teck Resources Limited
Consolidated Statements of Income
Years ended December 31

(CAD$ in millions, except for share data)	2013	2012 (Restated)

Revenues	$9,382	$10,343

Cost of sales	(6,956)	(6,819)

Gross profit	2,426	3,524

Other operating expenses
General and administration	(129)	(137)
Exploration	(86)	(102)
Research and development	(18)	(19)
Other operating income (expense) (Note 6)	(216)	(24)

Profit from operations	1,977	3,242

Finance income (Note 7)	13	33
Finance expense (Note 7)	(339)	(510)
Non-operating income (expense) (Note 8)	(6)	(848)
Share of losses of associates (Note 12)	(2)	(10)

Profit before tax	1,643	1,907

Provision for income and resource taxes (Note 17)	(633)	(767)

Profit for the year	$1,010	$1,140

Profit attributable to:
Shareholders of the company	$961	$1,068
Non-controlling interests	49	72

Profit for the year	$1,010	$1,140
Earnings per share (Note 20(g))
Basic	$1.66	$1.82

Diluted	$1.66	$1.82

Weighted average shares outstanding (millions)	578.3	585.5

Shares outstanding at end of year (millions)	576.3	582.3

The accompanying notes are an integral part of these financial statements. The 2012 amounts have been restated for the adoption of new and amended accounting pronouncements (Note 29).

Teck Resources Limited
Consolidated Statements of Comprehensive Income
Years ended December 31

(CAD$ in millions)	2013	2012 (Restated)

Profit for the year	$1,010	$1,140

Other comprehensive income (loss) in the year
Items that may be reclassified to profit
Currency translation differences (net of taxes of $64 and $(21))	142	(49)
Change in fair value of available-for-sale financial instruments (net of taxes of $nil and $2)	5	(3)
Cash flow hedges (net of taxes of $1 and $nil)	(2)	(1)

	145	(53)
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $(110) and $22)	221	(48)

Total other comprehensive income (loss) for the year	366	(101)

Total comprehensive income for the year	$1,376	$1,039

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$360	$(99)
Non-controlling interests	6	(2)

	$366	$(101)

Total comprehensive income attributable to:
Shareholders of the company	$1,321	$969
Non-controlling interests	55	70

	$1,376	$1,039

The accompanying notes are an integral part of these financial statements. The 2012 amounts have been restated for the adoption of new and amended accounting pronouncements (Note 29).

Teck Resources Limited
Consolidated Statements of Cash Flows
Years ended December 31

(CAD$ in millions)	2013	2012 (Restated)

Operating activities
Profit for the year	$1,010	$1,140
Adjustments:
Depreciation and amortization	1,233	983
Provision for deferred income and resource taxes	106	250
Share of losses of associates	2	10
Gain on sale of investments and assets	(43)	(53)
Unrealized gains on derivatives	–	(114)
Foreign exchange losses	12	24
Loss on debt repurchase	–	965
Finance expense	339	510
Other	(16)	(30)

	2,643	3,685
Net change in non-cash working capital items	235	(267)

	2,878	3,418
Investing activities
Purchase of property, plant and equipment	(1,858)	(1,700)
Capitalized production stripping costs	(744)	(732)
Expenditures on financial investments and other assets	(325)	(326)
Acquisition of SilverBirch Energy Corporation	–	(432)
Proceeds from the sale of investments and other assets	502	51

	(2,425)	(3,139)
Financing activities
Issuance of debt	–	2,767
Repayment of debt	(39)	(3,027)
Debt interest paid	(355)	(428)
Issuance of Class B subordinate voting shares	1	2
Purchase and cancellation of Class B subordinate voting shares	(176)	(129)
Dividends paid	(521)	(469)
Distributions to non-controlling interests	(38)	(50)

	(1,128)	(1,334)

Effect of exchange rate changes on cash and cash equivalents	180	(83)

Decrease in cash and cash equivalents	(495)	(1,138)

Cash and cash equivalents at beginning of year	3,267	4,405

Cash and cash equivalents at end of year	$2,772	$3,267
Supplemental information (Note 9)

The accompanying notes are an integral part of these financial statements. The 2012 amounts have been restated for the adoption of new and amended accounting pronouncements (Note 29).

Teck Resources Limited
Consolidated Balance Sheets
	December 31,	December 31,	January 1,
(CAD$ in millions)	2013	2012 (Restated)	2012 (Restated)

ASSETS
Current assets
Cash and cash equivalents (Note 9)	$2,772	$3,267	$4,405
Current income and resource taxes receivable	71	141	101
Trade accounts receivable	1,232	1,285	1,242
Inventories (Note 10)	1,695	1,783	1,641

	5,770	6,476	7,389

Financial and other assets (Note 11)	746	973	1,138
Investments in associates (Note 12)	24	828	715
Property, plant and equipment (Note 13)	27,811	24,937	23,144
Deferred income and resource tax assets (Note 17)	164	204	180
Goodwill (Note 14)	1,668	1,637	1,647

	$36,183	$35,055	$34,213
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities (Note 15)	$1,784	$1,468	$1,435
Dividends payable	259	262	235
Current income and resource taxes payable	61	55	93
Debt (Note 16)	59	35	359

	2,163	1,820	2,122

Debt (Note 16)	7,664	7,160	6,676
Deferred income and resource tax liabilities (Note 17)	5,908	5,581	5,339
Retirement benefit liabilities (Note 18)	479	760	696
Other liabilities and provisions (Note 19)	1,158	1,470	1,495

	17,372	16,791	16,328
Equity
Attributable to shareholders of the company	18,597	18,075	17,713
Attributable to non-controlling interests	214	189	172

	18,811	18,264	17,885

	$36,183	$35,055	$34,213

  Contingencies (Note 22)
  Commitments (Note 23)

Approved on behalf of the Board of Directors

“Hugh J. Bolton”	“Janice G. Rennie”
Hugh J. Bolton, FCA	Janice G. Rennie, FCA
Chairman of the Audit Committee	Director

The accompanying notes are an integral part of these financial statements. The 2012 amounts have been restated for the adoption of new and amended accounting pronouncements (Note 29).

Teck Resources Limited
Consolidated Statements of Changes in Equity
Years ended December 31

(CAD$ in millions)	2013	2012 (Restated)

Class A common shares (Note 20)	$7	$7

Class B subordinate voting shares (Note 20)
Beginning of year	6,699	6,743
Share repurchases	(73)	(46)
Issued on exercise of options	1	2
Provision for tax benefit (Note 20(h))	(124)	–

End of year	6,503	6,699

Retained earnings
Beginning of year	11,291	10,850
Profit for the period attributable to shareholders of the company	961	1,068
Dividends declared	(518)	(496)
Share repurchases	(102)	(83)
Remeasurements of retirement benefit plans	221	(48)

End of year	11,853	11,291

Contributed surplus
Beginning of year	113	97
Share option compensation expense (Note 20(c))	18	16
Transfer to Class B subordinate voting shares on exercise of options	(1)	–

End of year	130	113

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 20(f))
Beginning of year	(35)	16
Other comprehensive income (loss)	360	(99)
Less remeasurements of retirement benefit plans recorded in retained earnings	(221)	48

End of year	104	(35)

Non-controlling interests (Note 21)
Beginning of year	189	172
Profit for the year attributable to non-controlling interests	49	72
Other comprehensive income (loss)	6	(2)
Other	8	(3)
Dividends or distributions	(38)	(50)

End of year	214	189

Total equity	$18,811	$18,264

The accompanying notes are an integral part of these financial statements. The 2012 amounts have been restated for the adoption of new and amended accounting pronouncements (Note 29).
.

Notes to Consolidated Financial Statements
Years ended December 31, 2013 and 2012

1.	NATURE OF OPERATIONS

Teck Resources Limited and its subsidiaries (“Teck,” “we,” “us,” or “our”) are engaged in mining and related activities including exploration, development, processing, smelting, refining and reclamation. Our major products are steelmaking coal, copper, zinc and lead. We also produce precious metals, molybdenum, electrical power, fertilizers and other metals. Metal products are sold as refined metals or concentrates. We also own an interest in a wind power facility and in certain oil sands leases and have a partnership interest in an oil sands development project now under construction.

Teck is a Canadian corporation and our registered office is at 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2.	BASIS OF PREPARATION

These annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We adopted new and amended IFRS pronouncements which became effective January 1, 2013. Note 29 discloses the effects of the adoption of new and amended IFRS pronouncements for all periods presented, including the nature and effects of significant changes in accounting policies. These financial statements were prepared by management and were approved by the Board of Directors on February 26, 2014.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck Resources Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (“TML”), Teck American Inc. (“TAI”), Teck Alaska Inc. (“TAK”), Teck Highland Valley Copper Partnership (“Highland Valley Copper”), Teck Coal Partnership (“Teck Coal”), Compañia Minera Teck Quebrada Blanca S.A. (“Quebrada Blanca”) and Compañia Minera Teck Carmen de Andacollo (“Carmen de Andacollo”).

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when we have existing rights that give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control, but do not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statements of income and comprehensive income.

Certain of our business activities are conducted through joint operations including Compañia Minera Antamina (“Antamina,” 22.5% share), Galore Creek Partnership (“Galore Creek,” 50% share), Fort Hills Energy Limited Partnership (“Fort Hills,” 20% share), Waneta Dam (66.7% share) and Wintering Hills Wind Power Facility (30% share). Our interests in these joint operations are accounted for by recording our share of the respective assets, liabilities, revenues, expenses and cash flows.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which we have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which we have rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Associates and Joint Ventures.” Joint operations are accounted for by recognizing our share of the assets, liabilities, revenues, expenses and cash flows of the joint operation in our consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which we exercise significant influence and which we do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures as determined in accordance with the policy “Interests in Joint Arrangements” are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s or joint venture’s net assets such as dividends.

Our proportionate share of the associate’s or joint venture’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and our associate’s or joint venture’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date and for any impairment losses recognized by the associate or joint venture.

If our share of the associate’s or joint venture’s losses equals or exceeds our investment in the associate or joint venture, recognition of further losses is discontinued. After our interest is reduced to zero, additional losses will be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, we resume recognizing our share of those profits only after our share of the profits equals the share of losses not recognized.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, we determine if there is a need to record an impairment in relation to the associate or joint venture.

Foreign Currency Translation

The functional currency for each of our subsidiaries and for joint operations, joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

The functional currency of Teck Resources Limited, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation. Items in the statement of income are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items in the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on net debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exchange differences that arise relating to long term intra-group balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income.

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income.

Revenue Recognition

Sales of product, including by-product, are recognized in revenue when the risks and rewards of ownership pass to the customer and the price can be measured reliably. Royalties related to production are recorded in cost of sales.

Steelmaking coal is sold under spot, quarterly or annual contracts and revenue is recognized based on the terms of the contract.

The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, the price is determined on a provisional basis at the date of sale and revenues are recorded at that time based on current market prices. Adjustments are made to the sale price in subsequent periods based on movements in quoted market prices up to the date of final pricing. As a result, the value of our cathode and concentrate sales receivables changes as the underlying commodity market prices vary and this adjustment mechanism has the characteristics of a derivative. Accordingly, the fair value of the embedded derivative is adjusted each reporting period by reference to forward market prices and the changes in fair value are recorded as an adjustment to other operating income (expense).

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is designated as loans and receivables. Cash equivalents are classified as available-for-sale.

Trade receivables and payables

Trade receivables and payables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Where necessary, trade receivables are net of allowances for uncollectable amounts. We may enter into transactions to sell trade receivables to third parties. If the risks and rewards of ownership of the receivables are transferred to the purchaser, we account for the transaction as a sale and derecognize the trade receivables. If the risks and rewards of ownership of the receivables are neither transferred nor retained, we account for the transaction as a sale and derecognize the trade receivables if we have not retained control over the receivables.

Investments in marketable securities

Investments in marketable securities are designated as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income until investments are disposed of or when there is objective evidence of an impairment in value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

At each balance sheet date, we assess for any objective evidence of an impairment in value of our investments and record such impairments in profit for the period. If an impairment of an investment in a marketable equity security has been recorded in profit, it cannot be reversed in future periods.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt

Debt is initially recorded at total proceeds received less direct issuance costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other operating income (expense) or non-operating income (expense) in profit depending on the nature of the derivative. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Hedging

Certain derivative investments may qualify for hedge accounting. For fair value hedges, any gains or losses on both the hedged item and the hedging instrument are recognized in profit.

For cash flow hedges, any unrealized gains and losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit upon settlement of the hedging instrument, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposal of a foreign operation being hedged.

Inventories

Finished products, work in-process and raw materials inventories are valued at the lower of weighted average cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in-process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

For work in-process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

We use both joint-product and by-product costing for work in-process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina, Duck Pond and Trail Operations, where the profitability of the operations is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of weighted average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation of mobile equipment, buildings used for production, and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production, and plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

•	Buildings and equipment (not used in production) 3–40 years

•	Plant and equipment (smelting operations) 4–30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are capitalized as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the ore body; the component of the ore body to which access has been improved can be identified; and the costs relating to the stripping activity can be measured reliably. When the actual waste to ore stripping ratio in a period is greater than the expected life-of-component waste to ore stripping ratio for a component, the excess is capitalized as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Capitalized waste rock stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves of the respective component of the mine to which they relate.

Underground mine development costs are depreciated using the block depreciation method where development costs associated with each distinct section of the mine are depreciated over the reserves to which they relate.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, exist or are near a specific property with a defined resource and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties and leases within property, plant and equipment.

Development costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sands properties are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized development costs for oil sands properties are reclassified to mineral properties and leases within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment, and depreciation commences when the asset is available for its intended use.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-current assets

The carrying amounts of assets included in property, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s or cash generating unit’s carrying amount exceeds the recoverable amount, and is recorded as an expense immediately.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted. Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets, when a binding sale agreement is not readily available, fair value less costs of disposal is estimated using a discounted cash flow approach. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All inputs used are those that an independent market participant would consider appropriate.

Indicators of impairment and impairment of exploration and evaluation assets or oil sands development costs are assessed on a project-by-project basis or as part of the existing operation to which they relate.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into profit immediately.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use. We begin capitalizing borrowing costs when there are general or specific borrowings, expenditures are incurred, and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Leased assets

Leased assets in which we receive substantially all of the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet.

Assets under operating leases are not capitalized, and rental payments are expensed based on the terms of the lease.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

We allocate goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the carrying amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired in accordance with our “Impairment of non-current assets” policy. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

Current and Deferred Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes and are recognized in the statement of income, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted or substantively enacted less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of tax rate changes is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities in a particular jurisdiction will be available against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

We are subject to assessments by various taxation authorities, which may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected health care costs and retirement dates of employees.

Past service costs are recognized as an expense when incurred. Therefore, immediately following the introduction of changes to a defined benefit plan, vested and unvested past service costs are expensed.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of asset ceiling rules and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus in the defined benefit plan and asset ceiling. The asset ceiling is the funded status of the plan on an accounting basis, less the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan. We only have asset ceilings in our registered pension plans.

We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on their function, current service costs and past service costs are included in either operating expenses or general and administration expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide health care benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by us as they become due.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to profit over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to profit over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. This decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit. This unwinding of the discount is charged to finance expense in the statement of income.

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset which generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs and, as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized retirement cost.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental disturbance restoration provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to profit in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit in the period of adjustment.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from contributed surplus and retained earnings on a pro-rata basis.

Research and Development

Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and we are committed to, and have the resources to, complete the project.

Earnings per Share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

New IFRS Pronouncements

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standard or interpretation in the annual period for which it is first required.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and amended in October 2010. It replaces the parts of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In November 2013, the IASB issued the hedge accounting section of IFRS 9, as well as two amendments to the previously issued IFRS 9. The new hedge accounting model will align hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met but these criteria are based on an economic assessment of the strength of the hedging relationship, which can be determined using internal risk management data. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities and until that project is completed, entities are permitted to continue to apply IAS 39 for all of their hedge accounting.

In November 2013, the IASB amended IFRS 9 to remove the mandatory effective date of January 1, 2015 due to continued work being performed on other phases of the IFRS 9 project relating to impairment. The IASB will be announcing a mandatory effective date for IFRS 9 in the future when it is closer to completion. Entities are still permitted to early adopt all or part of IFRS 9.

We are currently assessing the effect of this standard and related amendments on our financial statements.

Levies

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), which provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Levies are imposed by governments in accordance with legislation and do not include income taxes, which are accounted for under IAS 12, Income Taxes or fines or other penalties imposed for breaches of legislation. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized.

IFRIC 21 defines an obligating event as the activity that triggers the payment of the levy, as identified by legislation. A liability to pay a levy is recognized at the date of the obligating event, which may be at a point in time or over a period of time. The fact that an entity is economically compelled to continue to operate in the future, or prepares its financial statements on a going concern basis, does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is required to be applied retrospectively. We are currently assessing the effect of this standard on our financial statements.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

In preparing these consolidated financial statements, we make estimates and judgments that affect the amounts recorded. Actual results could differ from our estimates. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. The estimates and judgments that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities are outlined below.

Impairment Testing

Impairment testing is based on discounted cash flow models prepared by internal experts with assistance from third-party advisors when required. Note 14 outlines the significant inputs used when performing goodwill and other asset impairment testing. The inputs used are based on management’s best estimates of what an independent market participant would consider appropriate and are reviewed by senior management. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges recorded in the statement of income and the resulting carrying values of assets.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Joint Arrangements

We are a party to a number of arrangements in which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we consider decisions about activities such as managing the asset during its life, acquisition, expansion and dispositions of assets, financing, operating and capital decisions. We may also consider activities including the approval of budgets, appointment of key management personnel, representation on the board of directors and other items.

If we conclude that we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement, and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. In such circumstances we may consider the application of other facts and circumstances to conclude that a joint arrangement is a joint operation is appropriate. This conclusion requires judgment and is specific to each arrangement. We have applied the use of other facts and circumstances to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements are the provisions for output to the parties of the joint arrangements. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this, combined with other factors, gives us direct rights to the assets and obligations for the liabilities of these arrangements, proportionate to our ownership interests.

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and in forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could affect the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions

The decommissioning and restoration provision is based on future cost estimates using information available at the balance sheet date. The decommissioning and restoration provision is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate. The decommissioning and restoration provision requires other significant estimates and assumptions including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Current and Deferred Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. We also evaluate the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries and joint ventures are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. Judgment is also required about the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

5.	EXPENSES BY NATURE

(CAD$ in millions)	2013	2012

Wages and salaries	$903	$823
Wage-related costs	279	288
Bonus payments	78	98
Post-employment benefits	85	128
Transportation	1,350	1,214
Depreciation and amortization	1,233	983
Raw material purchases	890	1,083
Fuel and energy	757	772
Maintenance and repair supplies	649	671
Contractors and consultants	584	643
Operating supplies	498	495
Overhead costs	239	372
Royalties	162	161
Other operating costs	99	110

	7,806	7,841

Less:
Production stripping and other capitalized costs	(750)	(741)
Change in inventory	133	(23)

Total cost of sales, general and administration, exploration and research and development expenses	$7,189	$7,077

6.	OTHER OPERATING INCOME (EXPENSE)

(CAD$ in millions)	2013	2012

Pricing adjustments (Note 25(b))	$(62)	$45
Share-based compensation	(22)	(34)
Environmental costs	(27)	(10)
Social responsibility and donations	(30)	(5)
Gain (loss) on operating assets	(33)	24
Care and maintenance	(10)	(12)
Commodity derivatives (Note 25(b))	2	–
Provision for closed properties	1	(1)
Other	(35)	(31)

	$(216)	$(24)

7.	FINANCE INCOME AND FINANCE EXPENSE

(CAD$ in millions)	2013	2012

Finance income
Investment income	$13	$33

Total finance income	$13	$33

Finance expense
Debt interest	$358	$427
Financing fees and discount amortization	6	13
Net interest expense on retirement benefit plans	29	34
Decommissioning and restoration provision accretion	69	67
Other	11	12

	473	553

Less capitalized interest	(134)	(43)

Total finance expense	$339	$510

8.	NON-OPERATING INCOME (EXPENSE)

(CAD$ in millions)	2013	2012

Gain on sale of investments	$42	$29
Provision for marketable securities	(32)	(7)
Foreign exchange losses	(12)	(24)
Other derivative gains (losses) (Note 25(b))	(2)	119
Debt repurchase and financing costs (Note 16(a))	–	(965)
Other	(2)	–

	$(6)	$(848)

9.	SUPPLEMENTAL INFORMATION

(CAD$ in millions)	December 31, 2013	December 31, 2012	January 1, 2012

Cash and cash equivalents
Cash	$174	$144	$1,057

Money market investments with maturities from the date of acquisition of three months or less	2,598	3,123	3,348

	$2,772	$3,267	$4,405

(CAD$ in millions)	2013	2012

Net change in non-cash working capital items and other
Trade accounts receivable, taxes receivable and other	$199	$(119)
Inventories	93	(99)
Trade accounts payable, taxes payable and accrued liabilities	(57)	(49)

	$235	$(267)

Income and resource taxes paid	$425	$578

Non-cash financing and investing transactions
Shares received from dispositions	$–	$4

10.	INVENTORIES

(CAD$ in millions)	December 31, 2013	December 31, 2012	January 1, 2012

Raw materials	$295	$239	$190
Supplies	598	521	455
Work in-process	415	494	475
Finished products	444	585	572
	1,752	1,839	1,692

Less long term portion (Note 11)	(57)	(56)	(51)

	$1,695	$1,783	$1,641

Cost of sales of $7.0 billion (2012 – $6.8 billion) include $6.7 billion (2012 – $6.6 billion) of inventories recognized as an expense during the period.

Total inventories held at net realizable value amounted to $64 million at December 31, 2013 (December 31, 2012 – $88 million and January 1, 2012 – $237 million).

Long term inventories consist of ore stockpiles and other in-process materials that are not planned to be processed within one year.

11.	FINANCIAL AND OTHER ASSETS

(CAD$ in millions)	December 31, 2013	December 31, 2012	January 1, 2012

Long term receivables and deposits	$204	$188	$193
Investments carried at fair value:
Available-for-sale marketable equity securities	260	668	511
Held for trading warrants	–	3	–
Derivative assets (Note 25(b))	–	–	314
Pension assets (Note 18(a))	111	5	6
Long term inventories (Note 10)	57	56	51
Intangibles	85	37	42
Other	29	16	21
	$746	$973	$1,138

12.	INVESTMENTS IN ASSOCIATES

(CAD$ in millions)	Fort Hills (a)	Other	Total

At January 1, 2012	$703	$12	$715
Contributions	122	1	123
Share of losses	(6)	(4)	(10)

At December 31, 2012	$819	$9	$828
Contributions	244	17	261
Share of losses	–	(2)	(2)
Change in accounting method (a)	(1,063)	–	(1,063)

At December 31, 2013	$–	$24	$24

a)	Fort Hills Energy Limited Partnership

In November 2005, we acquired a 15% interest in Fort Hills, which is developing the Fort Hills oil sands project in Alberta, Canada. As consideration for our initial 15% interest, we contributed 34% of the first $2.5 billion of project expenditures. In September 2007, we acquired an additional 5% interest, bringing our interest to 20%. In consideration for our additional 5% interest, we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion. Thereafter, we are responsible for funding our 20% share of development costs. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $7.5 billion and any unexpended amount will be distributed to the partners according to their partnership interests. Project spending totalled $4.4 billion as of December 31, 2013, of which our share was $1.4 billion.

On October 30, 2013, the partners in Fort Hills announced that construction would be proceeding for the project. At that date certain amendments were made to the Limited Partnership Agreement, Unanimous Shareholder Agreement and the Fort Hills Oil Sands Project Operating Services Contract. The changes to these agreements required a reassessment of the accounting for our investment in Fort Hills. As a result of the changes made to the agreements for this arrangement, we have concluded that we now have rights to the assets and obligations for the liabilities of Fort Hills. Accordingly, from October 30, 2013 forward, we have accounted for our interest in Fort Hills as a joint operation and recorded our share of the assets, liabilities, revenues, expenses and cash flows of the operation. Prior to the amendment of the project agreements on October 30, 2013, we accounted for our investment in Fort Hills as an associate using the equity method.

Our share of Fort Hills’ losses were $nil to October 30, 2013 and $6 million in 2012. Fort Hills did not have revenue in 2013 or 2012.

13.	PROPERTY, PLANT AND EQUIPMENT

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties and Leases	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In-Progress	Total

At January 1, 2012
Cost	$1,329	$19,261	$8,931	$493	$142	$30,156
Accumulated depreciation	–	(2,447)	(4,418)	(147)	–	(7,012)

Net book value	$1,329	$16,814	$4,513	$346	$142	$23,144

Year ended December 31, 2012

Opening net book value	$1,329	$16,814	$4,513	$346	$142	$23,144
Additions	774	50	773	786	672	3,055
Disposals	(10)	(2)	(4)	–	–	(16)
Depreciation	–	(473)	(436)	(194)	–	(1,103)
Transfers	(228)	–	107	–	121	–

Decommissioning and restoration provision change in estimate	–	(73)	9	–	–	(64)
Capitalized borrowing costs	–	20	–	–	23	43
Other	(2)	(2)	(2)	–	–	(6)
Exchange differences	(10)	(67)	(38)	(1)	–	(116)

Closing net book value	$1,853	$16,267	$4,922	$937	$958	$24,937

At December 31, 2012
Cost	$1,853	$19,170	$9,690	$1,280	$958	$32,951
Accumulated depreciation	–	(2,903)	(4,768)	(343)	–	(8,014)

Net book value	$1,853	$16,267	$4,922	$937	$958	$24,937

Year ended December 31, 2013

Opening net book value	$1,853	$16,267	$4,922	$937	$958	$24,937
Additions	161	123	627	801	1,207	2,919
Fort Hills change in accounting method (Note 12(a))	–	850	19	–	197	1,066
Disposals	–	–	(4)	–	–	(4)
Depreciation	–	(497)	(457)	(313)	–	(1,267)
Transfers	–	–	–	–	–	–

Decommissioning and restoration provision change in estimate	–	(337)	(24)	–	–	(361)
Capitalized borrowing costs	–	63	–	–	71	134
Other	11	(12)	(10)	–	–	(11)
Exchange differences	41	206	126	15	10	398

Closing net book value	$2,066	$16,663	$5,199	$1,440	$2,443	$27,811

At December 31, 2013
Cost	$2,066	$20,090	$10,394	$2,102	$2,443	$37,095
Accumulated depreciation	–	(3,427)	(5,195)	(662)	–	(9,284)

Net book value	$2,066	$16,663	$5,199	$1,440	$2,443	$27,811

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

The carrying value of property, plant and equipment held under finance lease at December 31, 2013 is $186 million (December 31, 2012 – $150 million, January 1, 2012 – $117 million). Ownership of leased assets remains with the lessor.

Borrowing costs are capitalized at a rate based on our cost of borrowing or at the rate on the project-specific debt, as applicable. These projects are shown as part of mineral properties and leases, land, buildings, plant and equipment, or construction in-progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2013 was 4.9% (2012 – 5.30%).

Significant exploration and evaluation projects include Relincho, Galore Creek and oil sands properties.

14.	GOODWILL

(CAD$ in millions)	Coal Operations	Quebrada Blanca	Carmen de Andacollo	Total

January 1, 2012	$1,203	$312	$132	$1,647
Foreign exchange translation	–	(7)	(3)	(10)

December 31, 2012	$1,203	$305	$129	$1,637
Foreign exchange translation	–	22	9	31

December 31, 2013	$1,203	$327	$138	$1,668

The allocation of goodwill to cash generating units or groups of cash generating units reflects how goodwill is monitored for internal management purposes.

We have performed our annual goodwill impairment testing and did not identify any impairment losses. The recoverable amounts for our goodwill impairment testing were determined based on a fair value less costs of disposal basis. The fair value less costs of disposal was calculated using a discounted cash flow methodology taking account of assumptions that would be made by market participants.

Cash flow projections are based on life of mine plans and exploration potential. For our coal operations, the cash flows cover periods from 23 to 30 years, after which a terminal value is determined. For Quebrada Blanca and Carmen de Andacollo cash flows include periods in excess of 47 years.

Given the nature of expected future cash flows, the expected future cash flows used to determine the recoverable amount could change materially over time as they are significantly affected by the key assumptions described below.

The key inputs used to determine fair value less costs of disposal are as follows:

Commodity Prices

Commodity price assumptions are based on internal forecasts, which are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers, to ensure they are within the range of values used by market participants.

Reserves and Resources

Future mineral production is included in projected cash flows based on mineral reserve and resource estimates and exploration and evaluation work, undertaken by appropriately qualified persons. These estimates are based upon commodity price assumptions at or below the commodity prices noted in the sensitivity analysis below.

14.	GOODWILL (continued)

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subject to on-going optimization and review by management and may be improved upon.

Discount Rates

Discount rates used are based on the weighted average cost of capital for a mining industry peer group and are calculated with reference to current market information. Adjustments to the rate are made for any risks that are not reflected in the underlying cash flows. A 5.5% real, 8% nominal, post-tax discount rate was used to discount cash flow projections for our coal operations and a 6.1% real, 8.5% nominal, post-tax discount rate was used to discount cash flow projections for Quebrada Blanca and Carmen de Andacollo.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants.

Inflation Rates

Inflation rates are based on average historical inflation rates for the location of each operation and long term government bond yields. Inflation rates are benchmarked with external sources of information and are within a range used by market participants.

Sensitivity Analysis

The results of our annual goodwill impairment test and an updated analysis as at December 31, 2013 resulted in the recoverable amount of Carmen de Andacollo exceeding its carrying value by approximately $100 million. The recoverable amount is most sensitive to the long term commodity price and discount rate assumptions. The recoverable amount is based on a long term copper price of US$3.50 per pound and a nominal post-tax discount rate of 8.5%. A 3% decrease in the long term price assumption would result in the recoverable amount equalling the carrying value. An increase of 65 basis points in the nominal post-tax discount rate would also result in the recoverable amount equalling the carrying value.

The recoverable amounts for our coal operations and Quebrada Blanca significantly exceeded the carrying amounts at the date of our annual impairment test and as at December 31, 2013.

15.	TRADE ACCOUNTS PAYABLE AND OTHER LIABILITIES

(CAD$ in millions)	December 31, 2013	December 31, 2012	January 1, 2012

Trade accounts payable and accruals	$890	$792	$787
Capital project accruals	366	174	104
Payroll-related liabilities	178	160	153
Accrued interest	144	134	132
Commercial and government royalties	113	141	113
Current portion of provisions (Note 19(a))	76	45	59
Current derivative liabilities (Note 19)	3	4	4
Other	14	18	83

	$1,784	$1,468	$1,435

16.	DEBT

(CAD$ in millions)	December 31, 2013		December 31, 2012		January 1, 2012

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value

7.0% notes due September 2012 (US$200 million) (a)	$–	$–	$–	$–	$203	$211
9.75% notes due May 2014 (US$530 million) (a)	–	–	–	–	514	635
5.375% notes due October 2015 (US$300 million)	318	342	297	330	304	336
10.25% notes due May 2016 (US$659 million) (a)	–	–	–	–	629	780
3.15% notes due January 2017 (US$300 million)	318	330	297	313	303	316
3.85% notes due August 2017 (US$300 million)	315	338	294	322	300	326
2.5% notes due February 2018 (US$500 million) (a)	528	537	493	510	–	–
3.0% notes due March 2019 (US$500 million) (a)	527	530	493	515	–	–
10.75% notes due May 2019 (US$1,043 million) (a)	–	–	–	–	991	1,304
4.5% notes due January 2021 (US$500 million)	528	538	493	545	504	539
4.75% notes due January 2022 (US$700 million)	739	753	691	774	706	765
3.75% notes due February 2023 (US$750 million) (a)	787	745	735	770	–	–
6.125% notes due October 2035 (US$700 million)	729	731	681	786	696	797
6.0% notes due August 2040 (US$650 million)	688	668	644	747	658	742
6.25% notes due July 2041 (US$1,000 million)	1,051	1,078	983	1,182	1,005	1,166
5.2% notes due March 2042 (US$500 million) (a)	524	473	490	517	–	–
5.4% notes due February 2043 (US$500 million) (a)	526	494	492	535	–	–
Antamina senior revolving credit facility due April 2015 (b)	24	24	22	22	117	117
Other	121	121	90	90	105	105

	7,723	7,702	7,195	7,958	7,035	8,139

Less current portion of long term debt	(59)	(59)	(35)	(35)	(359)	(367)

	$7,664	$7,643	$7,160	$7,923	$6,676	$7,772

The fair values of debt are determined using market values, if available, and cash flows based on our cost of borrowing where market values are not available. The latter would be considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 26).

16.	DEBT (continued)

All obligations under our notes are directly guaranteed by TML except for the 5.375% and 6.125% notes which are supported by an arrangement similar in effect to a guarantee pursuant to which the trustee under these notes will, in the event of a default under the governing indenture, have the right to make a demand against TML in an amount equal to the amount due under the notes.

a)    Notes Issued and Retired in 2012

In February 2012, we issued US$500 million of senior unsecured notes due March 2019 and US$500 million of senior unsecured notes due March 2042. The 2019 notes bear interest at 3.00% per annum and were issued at 99.705% of face value. The 2042 notes bear interest at 5.20% per annum and were issued at 99.533% of face value.

In August 2012, we issued US$500 million of senior unsecured notes due February 2018, US$750 million of senior unsecured notes due February 2023 and US$500 million of senior unsecured notes due February 2043. The 2018 notes bear interest at 2.50% per annum and were issued at 99.690% of face value. The 2023 notes bear interest at 3.75% per annum and were issued at 99.188% of face value. The 2043 notes bear interest at 5.40% per annum and were issued at 99.808% of face value.

Net proceeds from these issues were US$2.7 billion after underwriting discounts and issue costs. The majority of the net proceeds, in addition to cash on hand, was used to redeem US$530 million of the 9.75% notes due 2014, US$659.5 million of the 10.25% notes due 2016, US$1.04 billion of the 10.75% notes due 2019 and to settle the 7.00% notes that matured in September 2012. The total payment, including the premium for the repurchase, was US$2.85 billion. We recorded an accounting charge of $965 million in 2012 in connection with the redemptions.

b)    Antamina Facility

The Antamina revolving credit facility is our proportionate share of Antamina’s revolving term bank facility with full repayment due at maturity in 2015 and is the obligation of Antamina. The facility, which is denominated in U.S. dollars, is non-recourse to us and the other Antamina project sponsors; advances may be prepaid and re-borrowed during its term. The outstanding amount under the facility bears interest at LIBOR plus a margin.

c)	Optional Redemptions

All of our outstanding notes are callable at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread. The 2023, 2042 and 2043 notes issued in 2012 are callable at 100% at any time on or after November 1, 2022, September 1, 2041 and August 1, 2042 respectively. The 2022 and 2041 notes issued in 2011 are callable at 100% at any time on or after October 15, 2021 and January 15, 2041 respectively. The 2021 notes are callable at 100% on or after October 15, 2020 and the 2040 notes are callable at 100% on or after February 15, 2040.

d)    Revolving Facilities

At December 31, 2013, we had an undrawn US$2.0 billion committed revolving credit facility that is available until 2018. Any amounts drawn under the revolving credit facility can be repaid at any time, are due in full at maturity and are guaranteed by TML. Any outstanding amounts under the facility bear interest at LIBOR plus an applicable margin based on our credit ratings. The facility requires that our reported total debt to total capitalization ratio not exceed 0.5 to 1. As at December 31, 2013, we were in compliance with all debt covenants and default provisions.

We also had a $150 million uncommitted demand revolving credit facility at December 31, 2013. Net of $56 million of letters of credit issued, the unused portion of this credit facility is $94 million, which is available in the form of cash borrowings or letters of credit. In addition, we have issued stand-alone letters of credit for $860 million at December 31, 2013, for environmental and other financial security requirements.

At December 31, 2013 we had pledged $113 million (2012 – $nil) as collateral for letters of credit. The cash held as collateral is available for our use upon five business days’ notice to the letter of credit issuer.

16.	DEBT (continued)

e)	Scheduled Principal Payments

At December 31, 2013 the scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)	US$	CAD$

2014	$55	$59
2015	329	350
2016	4	5
2017	603	641
2018	502	534
Thereafter	5,843	6,214

Total	$7,336	$7,803

17.	INCOME AND RESOURCE TAXES

a)	Provision for Income and Resource Taxes

(CAD$ in millions)	2013	2012

Current
Current taxes on profits for the year	$507	$524
Adjustments for current tax of prior periods	20	(7)

Total current tax	$527	$517

Deferred
Origination and reversal of temporary differences	$79	$293
Adjustments to deferred tax of prior periods	(54)	(52)
Tax losses not recognized (recognition of previously unrecognized losses)	6	6
Effect of newly enacted change in tax rates	75	3

Total deferred tax	$106	$250

	$633	$767

b)	Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision is as follows:

(CAD$ in millions)	2013	2012

Tax expense at the Canadian statutory income tax rate of 25.95% (2012 – 25.15%)	$426	$480

Tax effect of:
Resource taxes, net of resource and depletion allowances	90	212
Non-temporary differences including one-half of capital gains and losses	1	47
Tax losses not recognized (recognition of previously unrecognized losses)	6	6
Effect of newly enacted change in tax rates	75	3
Withholding taxes	(2)	28
Difference in tax rates in foreign jurisdictions	51	59
Tax settlements	(18)	(22)
Revisions to prior year estimates	(16)	(37)
Other	20	(9)

	$633	$767

The Canadian statutory tax rate increased to 25.95% due to legislative changes.

17.	INCOME AND RESOURCE TAXES (continued)

c)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

(CAD$ in millions)	December 31, 2013	December 31, 2012	January 1, 2012

Deferred tax assets
Expected to be reversed after more than a year	$152	$99	$316
Expected to be reversed within a year	12	105	(136)

	$164	$204	$180
Deferred tax liabilities
Expected to be reversed after more than a year	$5,676	$5,599	$5,111
Expected to be reversed within a year	232	(18)	228

	$5,908	$5,581	$5,339

Net deferred tax liabilities	$5,744	$5,377	$5,159

d)	The amount of deferred tax expense charged (credited) to the income statement is as follows:

(CAD$ in millions)	2013	2012

Net operating loss carryforwards	$(209)	$119
Capital allowances in excess of depreciation	784	438
Decommissioning and restoration provisions	(41)	(62)
Amounts relating to phase out of partnership deferrals	(86)	(236)
Unrealized foreign exchange losses	(65)	(42)
Investments in associates	(122)	(36)
Withholding taxes	(75)	54
Other temporary differences	(80)	15

	$106	$250

e)	Temporary differences giving rise to deferred income and resource tax assets and liabilities are as follows:

(CAD$ in millions)	December 31, 2013	December 31, 2012	January 1, 2012

Net operating loss carryforwards	$621	$569	$577
Property, plant and equipment	(466)	(137)	(19)
Decommissioning and restoration provisions	60	29	35
Amounts relating to phase out of partnership deferrals	(165)	(215)	(278)
Unrealized foreign exchange	42	(23)	(65)
Investments in associates	–	(122)	(158)
Other temporary differences	72	103	88

Deferred income and resource tax assets	$164	$204	$180

Net operating loss carryforwards	$(538)	$(505)	$(615)
Property, plant and equipment	6,556	6,076	5,751
Decommissioning and restoration provisions	(266)	(256)	(188)
Amounts relating to phase out of partnership deferrals	219	255	428
Withholding taxes	58	133	79
Other temporary differences	(121)	(122)	(116)

Deferred income and resource tax liabilities	$5,908	$5,581	$5,339

17.	INCOME AND RESOURCE TAXES (continued)

f)	The gross movement on the net deferred income tax account is as follows:

(CAD$ in millions)	2013	2012

As at January 1	$5,377	$5,159
Income statement change	106	250
Amounts recognized in equity (Note 20(h))	124	–
Tax charge relating to components of other comprehensive income	33	–
Foreign exchange and other differences	104	(32)

As at December 31	$5,744	$5,377

g)	Deferred Tax Liabilities Not Recognized

Deferred tax liabilities of $430 million (2012 – $370 million) have not been recognized on the unremitted earnings of controlled subsidiaries as the timing of remittance for these earnings is in our control and it is probable that these earnings will not be repatriated for the foreseeable future.

h)	Loss Carryforwards and Canadian Development Expenses

At December 31, 2013, we had $4.43 billion of Canadian federal net operating loss carryforwards (2012 – $4.26 billion). These loss carryforwards expire at various dates between 2014 and 2033. We also had $1.88 billion of cumulative Canadian development expenses at December 31, 2013 (2012 – $2.56 billion), which are deductible for income tax purposes on a declining balance basis at a maximum rate of 30% per year. The deferred tax benefits of these pools have been recognized.

i)	Deferred Tax Assets Not Recognized

We have not recognized $232 million (2012 – $226 million) of deferred tax assets in jurisdictions and entities that do not have established sources of taxable income.

j)	Sale of Fording Canadian Coal Trust Units

Subsequent to year end, the Canada Revenue Agency proposed that most of the gains realized in 2008 on the sale of our 19.95% interest in Fording Canadian Coal Trust at the time of our acquisition of the Trust’s assets should be taxed as income rather than capital gains. Although management remains confident that the gains were capital gains, the Canada Revenue Agency may nonetheless raise assessments on this basis. There can be no assurance that such assessments would not be upheld in whole or in part, in which case up to approximately $900 million of additional income for tax purposes would reduce our existing tax pools resulting in an additional deferred tax liability of $235 million. In addition, cash interest of up to approximately $50 million could be due.

18.	RETIREMENT BENEFIT PLANS

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year it is earned by the employee.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees’ years of service. These plans are only available to certain qualifying employees. The plans are “flat-benefit” or “final-pay” plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. For these plans, deficits that are determined on an actuarial basis are funded over a period not to exceed five years. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from held-in-trust funds, there are also several unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans which provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded and we meet benefit obligations as they come due.

18.	RETIREMENT BENEFIT PLANS (continued)

a)	Actuarial Valuation of Plans

	2013		2012
(CAD$ in millions)	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans
Defined benefit obligation
Balance at beginning of year	$1,984	$500	$1,821	$412
Current service cost	47	12	41	10
Benefits paid	(103)	(10)	(108)	(11)
Interest expense	77	19	81	19
Obligation experience adjustments	23	(54)	4	5
Past service costs arising from plan improvements	–	–	36	27
Effect from change in financial assumptions	(189)	(62)	125	31
Effect from change in demographic assumptions	5	2	(14)	7
Foreign currency exchange rate changes	7	–	(2)	–

Balance at end of year	1,851	407	1,984	500

Fair value of plan assets
Fair value at beginning of year	1,729	–	1,543	–
Interest income	67	–	66	–
Return on plan assets, excluding amounts included in interest income	156	–	87	–
Benefits paid	(103)	–	(108)	(11)
Contributions by the employer	134	–	142	11
Foreign currency exchange rate changes	8	–	(1)	–

Fair value at end of year	1,991	–	1,729	–
Funding surplus (deficit)	140	(407)	(255)	(500)

Effect of the asset ceiling
Balance at beginning of year	–	–	–	–
Change in asset ceiling	101	–	–	–
Balance at end of year	101	–	–	–

Net accrued retirement benefit asset (liability)	39	(407)	(255)	(500)

Represented by:
Pension assets (Note 11)	111	–	5	–
Accrued retirement benefit liability	(72)	(407)	(260)	(500)

Net accrued retirement benefit asset (liability)	$39	$(407)	$(255)	$(500)

A number of the plans have a surplus totaling $101 million at December 31, 2013, which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

18.	RETIREMENT BENEFIT PLANS (continued)

We expect to contribute $64 million to our defined benefit pension plans in 2014 based on minimum funding requirements. The weighted average duration of the defined benefit obligation is 14 years.

Defined contribution expense for 2013 was $34 million (2012 – $33 million).

b)	Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	2013		2012

	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans

Discount rate	4.65%	4.77%	3.90%	3.90%
Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%
Initial medical trend rate	–	7.00%	–	7.50%
Ultimate medical trend rate	–	5.00%	–	5.00%
Years to reach ultimate medical trend rate	–	5	–	6

c)	Sensitivity of the defined benefit obligation to changes in the weighted average assumptions:

	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption

Discount rate	1.0%	Decrease by 12%	Increase by 14%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 2%	Decrease by 2%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as that used for calculating the defined benefit obligation recognized on our balance sheet.

d)	Mortality Assumptions

Assumptions regarding future mortality are set based on management’s best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	Male	Female

Retiring at December 31, 2013	84.8 years	87.1 years
Retiring at December 31, 2033	86.3 years	87.9 years

18.	RETIREMENT BENEFIT PLANS (continued)

e)	Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields and life expectancy.

Asset Volatility Risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in Bond Yields

A decrease in bond yields increases plan liabilities, which is partially offset by an increase in the value of the plans’ bond holdings.

Life Expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans’ liabilities.

f)	Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan’s demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over rolling four-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan’s funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

The defined benefit pension plan assets at December 31, 2013 and 2012 are as follows:

(CAD$ in millions)	2013			2012

	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %

Equity securities	1,017	–	51%	864	–	50%
Debt securities	703	–	35%	596	–	35%
Real estate and other	91	180	14%	98	171	15%

19.	OTHER LIABILITIES AND PROVISIONS

(CAD$ in millions)	December 31, 2013	December 31, 2012	January 1, 2012

Provisions (a)	$1,079	$1,399	$1,430
Derivative liabilities (net of current portion of $3 million, December 31, 2012 – $4 million and January 1, 2012 – $4 million)	5	7	3
Other	74	64	62

	$1,158	$1,470	$1,495

a)	Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2013:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other	Total

At January 1, 2013	$1,389	$55	$1,444
Settled during the year	(24)	(11)	(35)
Change in discount rate	(341)	(2)	(343)
Change in amount and timing of cash flows	(24)	21	(3)
Unwinding of discount	69	–	69
Change in accounting method for Fort Hills (Note 12)	3	–	3
Exchange differences	17	3	20
At December 31, 2013	1,089	66	1,155
Less current provisions	(62)	(14)	(76)

Non-current provisions	$1,027	$52	$1,079

Decommissioning and Restoration Provisions

The decommissioning and restoration provision represents the present value of estimated costs for required future decommissioning and other site restoration activities. The majority of the decommissioning and site restoration expenditures occur at the end of the life of the related operation. Remaining lives of mines and infrastructure range from three years to over 100 years. Therefore, it is anticipated that these costs will be incurred over a period in excess of 100 years. In 2013, the decommissioning and restoration provision was calculated using nominal discount rates between 6.00% and 7.125%. We also used an inflation rate of 2.00% in our cash flow estimates. The decommissioning and restoration provision includes $117 million (December 31, 2012 – $111 million and January 1, 2012 – $126 million) in respect of closed operations.

20.	EQUITY

a)	Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares (“Class B shares”) without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B share. In all other respects, the Class A common shares and Class B shares rank equally.

20.	EQUITY (continued)

The attributes of the Class B shares contain so-called “coattail provisions,” which generally provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B shares on identical terms, then each Class B share will be convertible into one Class A common share.

The Class B shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “takeover bid,” or is otherwise exempt from any requirement that such offer be made to all or substantively all holders of Class A common shares, the coattail provisions will not apply.

b)	Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

	Class A	Class B Subordinate
Shares (in 000’s)	Common Shares	Voting Shares

At December 31, 2011	9,353	577,204

Options exercised (c)	–	188
Acquired and cancelled pursuant to normal course issuer bids (e)	–	(4,479)

At December 31, 2012	9,353	572,913

Options exercised (c)	–	225
Acquired and cancelled pursuant to normal course issuer bids (e)	–	(6,233)

At December 31, 2013	9,353	566,905

c)	Share Options

Under our current share option plan, 10 million Class B shares have been set aside for the grant of share options to full-time employees, of which 5.8 million remain available for grant. The exercise price for each option is the closing price for our Class B shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B shares.

During the year ended December 31, 2013, we granted 2,170,862 Class B share options at market prices to employees. These share options have a weighted average exercise price of $33.02, vest in equal amounts over three years and have a term of 10 years.

The weighted average fair value of Class B share options granted in the year was estimated at $9.77 per option (2012 – $12.15) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2013	2012

Weighted average exercise price	$33.02	$39.24
Dividend yield	2.43%	2.04%
Risk-free interest rate	1.44%	1.38%
Expected option life	4.2 years	4.2 years
Expected volatility	43%	43%
Forfeiture rate	2.89%	2.50%

The expected volatility is based on a statistical analysis of daily share prices over the expected option life.

20.	EQUITY (continued)

Outstanding share options are as follows:

	2013		2012
	Shares (in 000’s)	Weighted Average Exercise Price	Shares (in 000’s)	Weighted Average Exercise Price

Outstanding at beginning of year	6,853	$32.65	5,768	$30.51
Granted	2,171	33.02	1,525	39.24
Exercised	(225)	4.15	(188)	8.27
Forfeited	(240)	39.26	(172)	43.23
Expired	(241)	37.11	(80)	39.21

Outstanding at end of year	8,318	$33.19	6,853	$32.65

Vested and exercisable at end of year	5,102	$30.87	4,471	$27.00

The average share price during the year was $28.02 (2012 – $33.74), with the highest share price at $37.85 (2012 – $43.40) and the lowest share price at $21.18 (2012 – $26.48).

Information relating to share options outstanding at December 31, 2013 is as follows:

Outstanding Share Options (in 000’s)	Exercise Price Range		Weighted Average Remaining Life of Outstanding Options (months)

1,269	$ 4.15 –	$ 12.35	62
100	$ 12.36 –	$ 33.19	110
3,232	$ 33.20 –	$ 35.53	74
2,916	$ 35.54 –	$ 49.17	75
801	$ 49.18 –	$ 58.80	86

8,318	$ 4.15 –	$ 58.80	74

Total share option compensation expense recognized for the year was $18 million (2012 – $16 million).

d)	Deferred Share Units and Restricted Share Units

Under our Deferred Share Unit (“DSU”) or Restricted Share Unit (“RSU”) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of one Class B share at the time they are redeemed. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. On retirement the units are pro-rated to reflect the period of vesting completed. Units vest on a pro-rata basis should employees be terminated without cause and are forfeited if employees resign or are terminated with cause.

DSUs may only be redeemed within 12 months from the date a holder ceases to be an employee or director, while RSUs must vest no later than three years measured from the date of the grant.

Additional units are issued to holders of DSUs and RSUs to reflect dividends paid on Class B subordinate voting shares and other adjustments to Class B shares.

20.	EQUITY (continued)

Total DSU and RSU activity is as follows:

	2013		2013
	DSUs and RSUs (in 000’s)	Weighted Average Grant Date Fair Value	DSUs and RSUs (in 000’s)	Weighted Average Grant Date Fair Value

Total units at beginning of year	2,112	$33.35	1,957	$30.72
Granted	780	32.61	683	39.03
Forfeited	(91)	39.46	(73)	43.62
Redeemed	(362)	53.38	(518)	29.33
Dividends and other adjustments	94	32.02	63	32.24

Total units at end of year	2,533	$29.99	2,112	$33.35

In 2013, we recognized compensation costs of $4 million for our DSUs and RSUs (2012 – $18 million). The total liability for vested DSUs and RSUs as at December 31, 2013 was $50 million (December 31, 2012 – $55 million and January 1, 2012 – $56 million). The fair value of the DSUs and RSUs is based on the December 31, 2013 closing price of our Class B shares.

At December 31, 2013, 1,415,621 DSUs (2012 – 1,293,778) and 1,117,841 RSUs (2012 – 818,314) were outstanding.

e)	Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

Our current normal course issuer bid, which commenced on June 28, 2013, allows us to purchase up to 20 million Class B subordinate voting shares until June 27, 2014 or an earlier date if we complete such purchases. No shares have been repurchased pursuant to our current issuer bid.

20.	EQUITY (continued)

f)	Accumulated Other Comprehensive Income (Losses)

(CAD$ in millions)	2013	2012

Accumulated other comprehensive income (loss) — beginning of year	$(39)	$14
Currency translation differences:
Unrealized gains (losses) on translation of foreign subsidiaries	573	(195)
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $64 and $(21))	(431)	146

	142	(49)
Available-for-sale financial assets:
Unrealized gains (losses) (net of taxes of $(2) and $(1))	11	20
Gains reclassified to profit (net of taxes of $2 and $3)	(6)	(23)

	5	(3)
Derivatives designated as cash flow hedges:
Unrealized gains (losses) (net of taxes of $5 and $(2))	(13)	8
Losses (gains) reclassified to profit on realization (net of taxes of $(4) and $2)	11	(9)
	(2)	(1)

Remeasurements of retirement benefit plans (net of taxes of $(110) and $22)	221	(48)

Total other comprehensive income (loss)	366	(101)

Less remeasurements of retirement benefit plans recorded in retained earnings	(221)	48

Accumulated other comprehensive income (loss) — end of year	$106	$(39)

The components of accumulated other comprehensive income (loss) are as follows:

(CAD$ in millions)	2013	2012

Currency translation differences	$103	$(39)
Unrealized gains on available-for-sale financial assets (net of taxes of $nil and $nil)	5	–
Unrealized losses on cash flow hedges (net of taxes of $1 and $nil)	(2)	–

Accumulated other comprehensive income (loss)	$106	$(39)

Accumulated other comprehensive income (loss) attributed to:
Shareholders of the company	$104	$(35)
Non-controlling interests	2	(4)

	$106	$(39)

20.	EQUITY (continued)

g)	Earnings Per Share

The following table reconciles our basic and diluted earnings per share:

(CAD$ in millions, except per share data)	2013	2012

Net basic and diluted profit attributable to shareholders of the company	$961	$1,068

Weighted average shares outstanding (000’s)	578,299	585,522
Dilutive effect of share options	1,166	1,379

Weighted average diluted shares outstanding	579,465	586,901

Basic earnings per share	$1.66	$1.82
Diluted earnings per share	$1.66	$1.82

At December 31, 2013, there were 6,949,016 (2012 – 5,013,079) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the periods presented because their effect is anti-dilutive.

h)	Provision for Tax Benefit

In 2013, the Canada Revenue Agency issued a proposed adjustment to our 2006 taxable income that would deny a deduction of $346 million claimed in relation to a premium paid on the redemption of our Cominco exchangeable debentures. The proposed adjustment would reduce the loss carryforward pools available to us to reduce taxes payable in the future rather than have an immediate cash effect. In light of the uncertainty raised by the proposed adjustment and as the original amount was credited directly to equity, we recognized a provision at December 31, 2013 of $124 million which has also been charged directly to equity.

i)	Dividends

We declared dividends of $0.45 per share in the second and fourth quarters of 2013 and $0.40 and $0.45 per share in the second and fourth quarters of 2012, respectively. Dividends of $0.45 per share with a record date of December 16, 2013 were paid in January 2014.

21.	NON-CONTROLLING INTERESTS

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity for all comparative periods presented:

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2013	December 31, 2012	January 1, 2012

Highland Valley Copper	British Columbia, Canada	2.5%	$33	$32	$25
Carmen de Andacollo	Region IV, Chile	10%	53	50	49
Quebrada Blanca	Region I, Chile	23.5%	88	70	74
Elkview Mine Limited Partnership	British Columbia, Canada	5%	40	37	24
			$214	$189	$172

22.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2013, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

TAI continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) for response costs, the amount of which will be determined in a subsequent phase of the case.

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and, in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of the plaintiffs.

A hearing with respect to liability in connection with air emissions and past response costs is now expected to take place in December 2015 and a subsequent hearing, with respect to claims for natural resource damages and assessment costs, is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

22.	CONTINGENCIES (continued)

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

23.	COMMITMENTS

a)	Capital Commitments

As at December 31, 2013, we had contracted for $1.2 billion of capital expenditures that have not yet been incurred for the purchase of property, plant and equipment. This amount includes $721 million for our share of Fort Hills capital commitments.

b)	Operating Lease Commitments

We lease office premises, mobile equipment and railcars under operating leases. The lease terms are between one year and 10 years.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(CAD$ in millions)	2013	2012

Less than one year	$50	$55
1 to 5 years	71	74
Thereafter	12	19

	$133	$148

Lease rentals amounting to $10 million (2012 – $9 million) for office premises, $37 million (2012 – $26 million) for mobile equipment and $8 million (2012 – $8 million) for railcars are included in the statement of income.

c)	Red Dog Commitments

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation Inc. (“NANA”) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production occurred in 2012. An expense of US$120 million was recorded in 2013 (2012 – US$137 million) in respect of this royalty.

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all concentrates produced at the Red Dog operation. The lease requires TAK to pay a minimum annual user fee of US$18 million for the next 27 years.

d)	Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine’s free cash flow. An expense of $19 million was recorded in 2013 (2012 – $7 million) in respect of this royalty.

23.	COMMITMENTS (continued)

e)	Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates, for shipping and distribution of products and for other process inputs, which are incurred in the normal course of business. In 2012 and 2013, we entered into arrangements for the purchase of power in future periods for the expansion of our Quebrada Blanca Operations. The majority of these contracts are subject to force majeure provisions.

f)	Sale of Interest in Gold Reserves and Resources

In 2010, Carmen de Andacollo sold an interest in the gold reserves and resources of the Carmen de Andacollo Operation to Royal Gold. Under the agreement, Royal Gold is entitled to 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter.

24.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments — copper, coal, zinc, energy and corporate — which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s-length prices.

(CAD$ in millions)	December 31, 2013
	Copper	Coal	Zinc	Energy	Corporate	Total
Segment revenues	$2,853	$4,113	$2,638	$6	$–	$9,610
Less: Inter-segment revenues	–	–	(228)	–	–	(228)

Revenues	2,853	4,113	2,410	6	–	9,382

Gross profit	988	1,007	429	2	–	2,426
Other operating income (expenses)	(151)	(32)	(35)	(7)	(224)	(449)
Profit from operations	837	975	394	(5)	(224)	1,977
Net finance expense	(22)	(48)	(35)	–	(221)	(326)
Non-operating income (expenses)	–	–	–	(2)	(4)	(6)
Share of losses of associates	–	–	–	–	(2)	(2)

Profit before tax	815	927	359	(7)	(451)	1,643

Capital expenditures	1,266	946	234	125	31	2,602

Goodwill	465	1,203	–	–	–	1,668

Total assets	$9,464	$17,581	$3,636	$2,518	$2,984	$36,183

24.	SEGMENTED INFORMATION (continued)

(CAD$ in millions)		December 31, 2012
	Copper	Coal	Zinc	Energy	Corporate	Total
Segment revenues	$3,142	$4,647	$2,764	$4	$–	$10,557
Less: Inter-segment revenues	–	–	(214)	–	–	(214)

Revenues	3,142	4,647	2,550	4	–	10,343

Gross profit	1,240	1,892	391	1	–	3,524
Other operating income (expenses)	(39)	(2)	(14)	–	(227)	(282)
Profit from operations	1,201	1,890	377	1	(227)	3,242
Net finance expense	(14)	(32)	(23)	–	(408)	(477)
Non-operating income (expenses)	–	–	–	–	(848)	(848)
Share of losses of associates	–	–	–	(6)	(4)	(10)

Profit before tax	1,187	1,858	354	(5)	(1,487)	1,907

Capital expenditures	990	1,096	255	61	30	2,432

Goodwill	434	1,203	–	–	–	1,637

Total assets	$8,163	$17,692	$4,656	$1,828	$2,716	$35,055

(CAD$ in millions)	January 1, 2012
	Copper	Coal	Zinc	Energy	Corporate	Total
Goodwill	$444	$1,203	$–	$–	$–	$1,647

Total assets	$7,564	$17,186	$4,939	$1,152	$3,372	$34,213

The geographical distribution of our non-current assets is as follows:

(CAD$ in millions)	December 31, 2013	December 31, 2012	January 1, 2012

Canada	$22,260	$21,057	$19,464
Chile	5,421	4,766	4,565
United States	861	831	880
Other	961	748	597

	$29,503	$27,402	$25,506

Non-current assets attributed to geographical locations exclude deferred tax assets and financial and other assets.

24.	SEGMENTED INFORMATION (continued)

Revenues are attributed to regions based on the location of the customer and are as follows:

(CAD$ in millions)	2013	2012

Asia
China	$2,458	$2,615
Japan	1,461	1,762
South Korea	938	909
Other	778	719
Americas
United States	1,225	1,159
Canada	665	890
Latin America	289	428
Europe
Germany	624	463
Finland	215	260
Other	729	1,138

	$9,382	$10,343

25.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

a)	Financial Risk Management

Our activities expose us to a variety of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Hedging Committee and our Board of Directors.

Liquidity Risk

Liquidity risk arises from our general and capital financing needs. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 16 details our available credit facilities as at December 31, 2013.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2013 are as follows:

	Less Than			More Than
(CAD$ in millions)	1 Year	2–3 Years	4–5 Years	5 Years	Total

Trade accounts payable, accrued liabilities and dividends payable	$2,043	$–	$–	$–	$2,043
Debt (Note 16(e))	59	355	1,175	6,214	7,803
Estimated interest payments on debt	$369	$717	$656	$4,798	$6,540

Foreign Exchange Risk

We operate on an international basis and therefore, foreign exchange risk exposures arise from transactions denominated in a foreign currency. Our foreign exchange risk arises primarily with respect to the U.S. dollar and to a lesser extent, the Chilean peso. Our cash flows from Canadian and Chilean operations are exposed to foreign exchange risk as commodity sales are denominated in U.S. dollars and the majority of operating expenses are denominated in local currencies.

25.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

We hedge a portion of our U.S. dollar denominated future cash flows on a quarterly basis with U.S. dollar forward sales contracts. We have elected not to actively manage other foreign exchange exposures at this time.

We also have various investments in U.S. dollar foreign operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against net investments in foreign operations. As at December 31, 2013, $7.2 billion of U.S. dollar debt was designated in this manner.

U.S. dollar financial instruments subject to foreign exchange risk are as follows:

(US$ in millions)	2013	2012

Cash and cash equivalents	$476	$17
Accounts receivable and other assets	506	585
Accounts payable	(359)	(305)
U.S. dollar forward sales contracts not designated as hedging instruments	(235)	(257)
U.S. dollar forward sales contracts designated as cash flow hedges	(245)	(295)
Long term debt	(7,200)	(7,200)
Net investment in foreign operations	7,716	8,959

Net U.S. dollar assets exposed	$659	$1,504

As at December 31, 2013, with other variables unchanged, a $0.10 strengthening (weakening) of the Canadian dollar against the U.S. dollar would have a $39 million (2012 – $71 million) decrease (increase) on profit before tax resulting from our financial instruments. There would also be a $25 million (2012 – $30 million) increase (decrease) in other comprehensive income from our U.S. dollar forward sales contracts designated as cash flow hedges and a $52 million (2012 – $176 million) decrease (increase) in other comprehensive income from the translation of our foreign operations.

Interest Rate Risk

Our interest rate risk mainly arises from our cash and cash equivalents. Our interest rate management policy is generally to borrow at fixed rates. However, floating rate funding may be used to fund short term operating cash flow requirements or, in conjunction with fixed to floating interest rate swaps, be used to offset interest rate risk from our cash. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but the cash flows, denominated in U.S. dollars, do not.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

As at December 31, 2013, with other variables unchanged, a 1% change in the LIBOR rate would have a minimal effect (2012 – minimal) on profit. There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had copper, zinc and lead forward contracts outstanding as described in Note 25(b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final pricing adjustments to receivables and payables and forward contracts for copper, zinc and lead.

25.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

The following represents the effect on pre-tax profit attributable to shareholders from a 10% increase to commodity prices, based on outstanding receivables and payables subject to pricing adjustments at December 31, 2013. There is no effect on other comprehensive income.

	Price on December 31,		Increase in Profit Attributable to Shareholders
(CAD$ in millions, except for US$/lb data)	2013	2012	2013	2012

Copper	US$3.35/lb	US$3.59/lb	$ 29	$ 39
Zinc	US$0.94/lb	US$0.93/lb	–	1
Lead	US$1.01/lb	US$1.06/lb	$ 1	$ 2

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our primary counterparties related to our cash, money market investments and derivative contracts carry investment grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. We manage credit risk for trade and other receivables through established credit monitoring activities. The only significant concentration of credit risk with any single counterparty or group of counterparties relates to our investments in U.S. Government securities. Our maximum exposure to credit risk at the reporting date is the carrying value of our cash and cash equivalents, receivables and derivative assets. While we are exposed to credit losses due to the non-performance of our counterparties, we do not consider this to be a material risk.

b)	Derivative Financial Instruments and Hedges

Sale and Purchase Contracts

Sales and purchases of metals in concentrates and cathodes are recognized on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains for purchases) in a declining price environment and are recorded as other operating income (expense). The profit effect of gains and losses on these contracts is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail Operation where the opposite effects occur.

The table below outlines our outstanding receivable and payable positions, which were provisionally valued at December 31, 2013 and at December 31, 2012, respectively.

	Outstanding at		Outstanding at
	December 31, 2013		December 31, 2012
(Pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Receivable positions
Copper	135	$ 3.35	179	$ 3.59
Zinc	109	0.94	143	0.93
Lead	41	1.01	64	1.06
Payable positions
Zinc payable	85	0.94	92	0.93
Lead payable	22	$ 1.01	20	$ 1.06

25.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

At December 31, 2013, total outstanding settlements receivable were $695 million and total outstanding settlements payable were $42 million, which are included in trade accounts receivable and trade accounts payable, respectively, on the consolidated balance sheet.

Economic Hedge Contracts

We enter into commodity forward sales and purchase contracts to mitigate the risk of price changes for a portion of our concentrate purchases and refined metal sales. These contracts effectively lock in prices for a portion of our smelter sales. We do not apply hedge accounting to these commodity forward sales contracts.

Certain customers purchase concentrate and refined metal products at fixed forward prices from our operations. Forward purchase commitments for these metal products are matched to specific fixed price sales commitments to customers.

The fair value of our fixed commodity forward sale and purchase contracts is calculated using a discounted cash flow method based on forward metal prices. A summary of our free-standing derivative contracts and related fair values as at December 31, 2013 is as follows:

	Quantity	Average Price	Fair Value Asset (Liability) (CAD$ in millions)

Derivatives not designated as hedging instruments

Forward sales contracts
Zinc	4.4 million lbs	US$0.90/lb	$ (0.1)
Lead	5.0 million lbs	US$0.98/lb	(0.2)
Copper	6.2 million lbs	US$3.21/lb	(0.9)
U.S. dollar	US$235 million	CAD$/US$1.06	(0.6)

Forward purchase contracts
Lead	20.3 million lbs	US$0.96/lb	0.9

			$ (0.9)
Derivatives designated as cash flow hedges
U.S. dollar forward sales contracts	US$245 million	CAD$/US$1.06	$ (2.4)

All free-standing derivative contracts mature in 2014.

Derivatives not designated as hedging instruments are recorded in trade accounts receivable in the amount of $1 million and trade accounts payable and accrued liabilities in the amount of $2 million on the consolidated balance sheet.

In addition to the above, one of our road and port contracts contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $6 million at December 31, 2013 (2012 – $7 million), and is included in other liabilities and provisions on the consolidated balance sheet.

Prepayment Rights on Notes Due 2016 and 2019

Our 2016 and 2019 notes (Note 16(a)) included prepayment rights that were considered to be embedded derivatives. These notes were redeemed and, therefore, the embedded derivatives were extinguished in 2012.

25.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

Derivatives Not Designated as Hedging Instruments

(CAD$ in millions)	2013

	Zinc Forward Sales and Purchases	Copper Forward Sales	U.S. Dollar Forward Sales	Settlements Receivable and Payable	Other	Total

Amount of gain (loss) recognized in other operating income (expense)	$3	$(1)	$–	$(62)	$–	$(60)
Amount of gain recognized in non-operating income	$–	$–	$(6)	$–	$(2)	$(8)

(CAD$ in millions)	2012

	Zinc Forward Sales and Purchases	Copper Forward Sales	U.S. Dollar Forward Sales	Debt Prepayment Rights	Settlements Receivable and Payable	Other	Total

Amount of gain (loss) recognized in other operating income (expense)	$(2)	$8	$–	$–	$45	$(6)	$45
Amount of gain recognized in non-operating income	$–	$–	$4	$116	$–	$3	$123

Gains and losses on U.S. dollar forward sales are included in foreign exchange gains (losses) in non-operating income (expense) (Note 8).

Hedges

Cash flow hedges

At December 31, 2013, U.S. dollar forward sales contracts with a notional amount of US$245 million remained outstanding. The contracts matured in early 2014. These contracts have been designated as cash flow hedges of a portion of our future cash flows from anticipated U.S. dollar coal sales. We have determined that they are highly effective hedges from inception to December 31, 2013.

Unrealized gains and losses on our U.S. dollar forward sales contracts designated as cash flow hedges are recorded in other comprehensive income. Realized gains and losses on these settled contracts are recorded in revenue.

The following table provides information regarding the effect of U.S. dollar forward sales contracts that are derivative instruments designated as cash flow hedges on our consolidated statements of income and comprehensive income in 2013 and 2012:

(CAD$ in millions)	2013	2012

Gains (losses) recognized in other comprehensive income (effective portion)	$(18)	$8
Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)	(15)	9
Location of gains (losses) reclassified from accumulated other comprehensive income into income	Revenue	Revenue

25.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

Net investment hedge

Our hedges of net investments in foreign operations were effective, and no ineffectiveness was recognized in profit for the period.

26.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 —	Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 —	Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 —	Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

26.	FAIR VALUE MEASUREMENTS (continued)

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012 are summarized in the following table:

(CAD$ in millions)	2013				2012

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Marketable equity securities	$260	$–	$–	$260	$671	$–	$–	$671
Debt securities	–	–	16	16	–	–	16	16
Settlements receivable	–	695	–	695	–	705	–	705
Derivative instruments	–	1	–	1	–	3	–	3

	$260	$696	$16	$972	$671	$708	$16	$1,395

Financial liabilities
Derivative instruments	$–	$10	$–	$10	$–	$11	$–	$11
Settlements payable	–	42	–	42	–	68	–	68

	$–	$52	$–	$52	$–	$79	$–	$79

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made during the years ended December 31, 2013 or 2012.

27.	CAPITAL RISK MANAGEMENT

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business, while minimizing the cost of such capital. Our debt is rated investment grade by independent rating agencies that assess, among other things, our ability to meet our interest and principal obligations and our financial policies. These policies include a target debt to debt-plus-equity ratio of approximately 30% and a target ratio of debt to EBITDA of approximately 2.5. These ratios are expected to vary from their target levels from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We also maintain a revolving credit facility that is committed from highly rated banks to ensure liquidity.

As at December 31, 2013, our debt to debt-plus-equity ratio was 29% (2012 – 29%) and our debt to EBITDA ratio was 2.5 (2012 – 2.6).  We manage the risk of not meeting our financial targets through the issuance and repayment of debt and issuance of equity capital as well as through the ongoing management of operations, investments and capital expenditures.

28.	KEY MANAGEMENT COMPENSATION

The compensation for key management, which includes our directors and senior vice presidents, in respect of employee services is as follows:

(CAD$ in millions)	2013	2012

Salaries, director fees and other short term benefits	$16	$16
Post-employment benefits	1	3
Share-based compensation	11	12

	$28	$31

29.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

We have adopted the new and amended IFRS pronouncements listed below as at January 1, 2013, in accordance with the transitional provisions outlined in the respective standards.

a)	Pronouncements Affecting Our Financial Results

The adoption of the following new and amended IFRS pronouncements has resulted in adjustments to previously reported figures as outlined below.

i) Post-employment benefits

We adopted the amended version of IAS 19, Employee Benefits (“IAS 19”) on January 1, 2013 with retrospective application. IAS 19 does not require an entity to present comparative sensitivity information for the disclosure requirements in the year of adoption.

For defined benefit plans, the amendments to IAS 19 eliminate the option to defer actuarial gains and losses on the balance sheet through the “corridor method.” The amendments to IAS 19 to eliminate the corridor method and the requirement to recognize remeasurement gains or losses in other comprehensive income did not have an effect on our consolidated financial statements as we had not adopted this policy under the previous IAS 19. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these amounts through the income statement. The amendments to IAS 19 require one discount rate be applied to the net defined benefit asset or liability for the purposes of determining the interest element of the defined benefit cost and require the recognition of unvested past service cost awards in profit immediately. There is also a requirement to change the presentation of finance income and finance expense to present both as a net finance expense (income) amount in the consolidated financial statements. Additional disclosures are required to present more information about the characteristics, amounts recognized and risks related to defined benefit plans.

We have analyzed the amendments to IAS 19 and calculated the effect of these amendments on our comparative consolidated financial statements for 2012. On the date of our earliest period presented, January 1, 2012, we expensed unamortized past service costs through equity. For the comparative periods presented, we reversed the amortization of past service costs and applied one discount rate to the net defined benefit asset or liability to determine the interest element of the defined benefit cost. The tables in Note 29(d) below outline the adjustments to our consolidated financial statements for all comparative periods presented. We continue to immediately recognize in retained earnings all defined benefit adjustments recognized in other comprehensive income. The amended disclosure requirements for IAS 19 are incorporated into our annual consolidated financial statements as at December 31, 2013 (Note 18).

The adoption of the amendments to IAS 19 did not have a significant effect on our annual consolidated financial statements for the year ended December 31, 2013.

ii) Production stripping costs

We adopted IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) and have applied the requirements to production stripping costs incurred on or after January 1, 2012, in accordance with the transitional provisions of IFRIC 20. We have also analyzed predecessor stripping assets recorded as of January 1, 2012, the date of our earliest period presented, in accordance with the transitional provisions of IFRIC 20.

The interpretation provides guidance on how to account for overburden waste stripping costs in the production phase of a surface mine. Stripping activity related to inventory produced is accounted for in accordance with IAS 2, Inventories. Stripping activity that improves access to ore is accounted for as an addition to or enhancement of an existing asset.

29.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS (continued)

Based on our analysis, we have identified components of our ore bodies to be phases, pits or sub-pits depending on the ore body being analyzed. These components align with how we view each mine and plan our mining activities. Previously, we capitalized waste rock stripping costs related to major expansions only. Under IFRIC 20, we capitalize waste rock stripping costs when the following three criteria are met:

•	it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;

•	the entity can identify the component of the ore body for which access has been improved; and

•	the costs relating to the stripping activity associated with that component can be measured reliably.

Waste rock stripping costs capitalized under IFRIC 20 are classified as capitalized production stripping costs within property, plant and equipment, which is consistent with the classification of the asset these costs relate to.

These assets are amortized on a units-of-production basis over the remaining proven and probable reserves of the respective components.

The adoption of IFRIC 20 resulted in an increase in the capitalization of waste rock stripping costs on our consolidated balance sheet and an increase in our profit and earnings per share. These items were partially offset by the amortization of stripping activity assets on a units-of-production basis in the respective periods. Inventories were adjusted to capitalize production stripping costs. The depreciation of stripping activity assets is included in the cost of inventories. The tables in Note 29(d) below outline the adjustments to our financial statements for all comparative periods presented.

The adoption of IFRIC 20 has significantly increased our capitalization of production stripping costs as compared to our previous accounting policy. During the year ended December 31, 2013, we capitalized $801 million of stripping activity assets, primarily at our coal operations. We recorded depreciation expense on stripping activity assets of $313 million during the year ended December 31, 2013.

b)	Pronouncements Affecting Our Financial Statement Presentation or Disclosures

The adoption of the following new and amended IFRS pronouncements has resulted in enhanced financial statement disclosures in our consolidated financial statements or a change in financial statement presentation. These pronouncements did not affect our financial results.

i) Disclosures of interest in other entities

We adopted IFRS 12, Disclosures of Interests in Other Entities (“IFRS 12”) on January 1, 2013. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. The adoption of IFRS 12 did not significantly affect our disclosures for the year ended December 31, 2013. We have included a non-controlling interests’ financial statement note (Note 21) to comply with the requirements of IFRS 12.

ii) Fair value measurement

We adopted IFRS 13, Fair Value Measurement (“IFRS 13”) with prospective application from January 1, 2013. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

29.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS (continued)

The required IFRS 13 disclosures are included in Note 14 and Note 26.

iii) Other comprehensive income

We adopted the amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) on January 1, 2013, with retrospective application. The amendments to IAS 1 require companies preparing financial statements under IFRS to group items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.

We have amended our annual consolidated statement of comprehensive income for all periods presented to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within our statement of comprehensive income, there is no net effect on our comprehensive income.

c)	Pronouncements Affecting Accounting Policies Only

The adoption of the following new IFRS pronouncements did not affect our financial results or disclosures as our analysis determined that no changes were required to our existing accounting treatment.

i) Consolidated financial statements

We adopted IFRS 10, Consolidated Financial Statements (“IFRS 10”) on January 1, 2013 with retrospective application. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements. IFRS 10 sets out three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investors’ return; and the requirements on how to apply the control principle. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities.

Based on our analysis, IFRS 10 did not have an effect on our annual consolidated financial statements as the adoption did not result in a change in the consolidation status of any of our subsidiaries or investees.

ii) Joint arrangements

We adopted IFRS 11, Joint Arrangements (“IFRS 11”) on January 1, 2013, with retrospective application from the date of our earliest period presented of January 1, 2012. If an arrangement results in joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. We also adopted IAS 28(R), Investments in Associates and Joint Ventures (“IAS 28”) which included amendments to address the accounting for joint ventures.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities of the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties only have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method.

We completed an analysis of all of our joint arrangements to determine the appropriate accounting treatment under IFRS 11 and to assess whether there would be any changes required from our previous accounting policy of proportionate consolidation for our jointly controlled entities. Based on our analysis, we have concluded that all of our joint arrangements are joint operations under IFRS 11 and, accordingly, we have recorded the assets, liabilities, revenues and expenses in relation to our interest in each joint operation. The adoption of IFRS 11 did not have an effect on our annual consolidated financial statements for the year ended December 31, 2013 or prior periods presented.

The change in accounting treatment of our interest in Fort Hills from an investment in an associate to a joint operation during the year ended December 31, 2013 was due to changes made to the Limited Partnership Agreement, Unanimous Shareholder Agreement and the Fort Hills Oil Sands Project Operating Services Contract on October 30, 2013 and not the adoption of IFRS 11 on January 1, 2013 (Note 12(a)).

29.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS (continued)

d) Adjustments to Consolidated Financial Statements

i) Adjustments to condensed consolidated balance sheets

(CAD$ in millions)	December 31, 2012	January 1, 2012

Equity before accounting changes	$17,977	$17,893
Adjustments to:
Inventories (a)(ii)	(97)	–
Property, plant and equipment (a)(ii)	560	(6)
Deferred income and resource tax assets	(25)	–
Deferred income and resource tax liabilities	(134)	3
Retirement benefit obligations (a)(i)	(17)	(5)

Equity after accounting changes	$18,264	$17,885

Equity after accounting changes attributable to:
Shareholders of the company	$18,075	$17,713
Non-controlling interests	$189	$172

ii) Adjustments to condensed consolidated statement of income

(CAD$ in millions)	Year ended December 31, 2012

Profit before accounting changes	$870
Adjustments to:
Cost of sales	458
General and administration expense	(1)
Finance expense, net	(35)
Provision for income and resource taxes	(152)

Profit after accounting changes	$1,140

Profit after accounting changes attributable to:
Shareholders of the company	$1,068
Non-controlling interests	72

$1,140
Earnings per share after accounting changes
Basic	$1.82
Diluted	$1.82

The adjustments to profit relating to the new and amended IFRS pronouncements in Note 29(a)(i) and (ii) increased basic earnings per share by $0.43 and diluted earnings per share by $0.44 for the year ended December 31, 2012.

29.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS (continued)

iii) Adjustments to condensed consolidated statement of comprehensive income

(CAD$ in millions)	Year ended December 31, 2012

Comprehensive income before accounting changes	$744
Adjustments to:
Profit	270
Other comprehensive income:
Remeasurements of retirement benefit plans	36
Income and resource taxes on remeasurements of retirement benefit plans	(11)

Comprehensive income after accounting changes	$1,039

Comprehensive income after accounting changes attributable to:
Shareholders of the company	$969
Non-controlling interests	70

$1,039

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Teck Metals Ltd. (“Teck Metals”), a wholly owned subsidiary of Teck Resources Limited (“Teck,” or “our”), provides a full and unconditional guarantee or the equivalent in respect of substantially all of our outstanding indebtedness for borrowed money.

The following tables set forth condensed consolidating financial information for Teck Metals as at December 31, 2013, December 31, 2012 and January 1, 2012. The information is presented with separate columns for: (i) Teck; (ii) Teck Metals; (iii) our other subsidiaries on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. The investments in subsidiaries held by Teck, Teck Metals and other non-guarantor subsidiaries have been accounted for using the equity method of accounting. Compañia Minera Antamina (“Antamina”) and Fort Hills Energy Limited Partnership are not considered subsidiaries and, as such, our share of their results and balances are included in consolidation adjustments in the following tables.

As at December 31, 2013

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (CAD$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	$153	$328	$2,229	$62	$2,772
Current income and resource taxes receivable	8	18	44	1	71
Trade accounts and intra-group receivables	3,718	143	12,212	(14,841)	1,232
Inventories	20	441	1,181	53	1,695

	3,899	930	15,666	(14,725)	5,770

Financial and other assets	1,306	1,080	1,138	(2,778)	746
Investments in associates	31,590	24,792	882	(57,240)	24
Property, plant and equipment	267	1,131	23,782	2,631	27,811
Deferred income and resource tax assets	–	–	10	154	164
Goodwill	–	–	1,668	–	1,668

	$37,062	$27,933	$43,146	$(71,958)	$36,183

Trade accounts and intra-group payables and other liabilities	$7,987	$4,843	$3,815	$(14,861)	$1,784
Dividends payable	259	–	–	–	259
Current income and resource taxes payable	–	1	41	19	61
Debt	–	–	12	47	59

	8,246	4,844	3,868	(14,795)	2,163

Debt	8,702	906	867	(2,811)	7,664
Deferred income and resource tax liabilities	1,450	2,285	1,852	321	5,908
Retirement benefit liabilities	32	213	234	–	479
Other liabilities and provisions	35	170	916	37	1,158

	18,465	8,418	7,737	(17,248)	17,372
Equity
Attributable to shareholders of the company	18,597	19,515	35,195	(54,710)	18,597
Attributable to non-controlling interests	–	–	214	–	214

	18,597	19,515	35,409	(54,710)	18,811

	$37,062	$27,933	$43,146	$(71,958)	$36,183

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2013

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (CAD$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION
Revenues	$119	$1,760	$6,909	$594	$9,382
Cost of sales	(131)	(1,695)	(5,084)	(46)	(6,956)

Gross profit	(12)	65	1,825	548	2,426
Other operating expenses
General and administration	(101)	(5)	(29)	6	(129)
Exploration	(20)	–	(65)	(1)	(86)
Research and development	(2)	(16)	–	–	(18)
Other operating income (expense)	(77)	(1)	(98)	(40)	(216)

Profit (loss) from operations	(212)	43	1,633	513	1,977

Finance income	132	70	18	(207)	13
Finance expense	(440)	(151)	(85)	337	(339)
Non-operating income (expense)	(511)	(48)	(117)	670	(6)
Share of profit (losses) of associates	1,993	1,055	339	(3,389)	(2)

Profit before tax	962	969	1,788	(2,076)	1,643

Provision for income and resource taxes	(1)	(229)	(121)	(282)	(633)

Profit for the year	$961	$740	$1,667	$(2,358)	$1,010

Profit attributable to:
Shareholders of the company	$961	$740	$1,618	$(2,358)	$961
Non-controlling interests	–	–	49	–	49

Profit for the year	$961	$740	$1,667	$(2,358)	$1,010

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2013

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (CAD$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating activities	$1,051	$751	$3,955	$(2,879)	$2,878

Investing activities
Purchase of property, plant and equipment	(54)	(138)	(1,521)	(145)	(1,858)
Capitalized production stripping costs	–	–	(677)	(67)	(744)
Expenditures on financial investments and other assets	(280)	–	(25)	(20)	(325)
Proceeds from the sale of investments
and other assets	497	–	5	–	502

	163	(138)	(2,218)	(232)	(2,425)
Financing activities
Issuance of debt	–	–	–	–	–
Repayment of debt	–	–	(24)	(15)	(39)
Debt interest paid	(355)	–	(3)	3	(355)
Issuance of Class B subordinate voting shares	1	–	–	–	1
Purchase and cancellation of Class B subordinate voting shares	(176)	–	–	–	(176)
Dividends paid	(521)	–	–	–	(521)
Distributions to non-controlling interests	–	–	(38)	–	(38)
Interdivision distributions	–	(307)	(2,805)	3,112	–

	(1,051)	(307)	(2,870)	3,100	(1,128)
Effect of exchange rate changes on cash and cash equivalents	8	15	153	4	180

Increase (decrease) in cash and cash equivalents	171	321	(980)	(7)	(495)

Cash and cash equivalents at beginning of year	(18)	7	3,209	69	3,267

Cash and cash equivalents at end of year	$153	$328	$2,229	$62	$2,772

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

As at December 31, 2012 (Restated)

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (CAD$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	$(18)	$7	$3,209	$69	$3,267
Current income and resource taxes receivable	30	21	90	–	141
Trade accounts and intra-group receivables	5,798	142	12,092	(16,747)	1,285
Inventories	19	450	1,275	39	1,783

	5,829	620	16,666	(16,639)	6,476

Financial and other assets	1,671	966	443	(2,107)	973
Investments in associates	28,230	24,930	740	(53,072)	828
Property, plant and equipment	226	1,069	22,592	1,050	24,937
Deferred income and resource tax assets	–	–	26	178	204
Goodwill	–	–	1,637	–	1,637

	$35,956	$27,585	$42,104	$(70,590)	$35,055

Trade accounts and intra-group payables and other liabilities	$8,098	$7,061	$3,037	$(16,728)	$1,468
Dividends payable	262	–	–	–	262
Current income and resource taxes payable	–	1	33	21	55
Debt	–	–	22	13	35

	8,360	7,062	3,092	(16,694)	1,820

Debt	8,134	837	347	(2,158)	7,160
Deferred income and resource tax liabilities	1,315	2,018	1,973	275	5,581
Retirement benefit liabilities	37	324	399	–	760
Other liabilities and provisions	35	204	1,203	28	1,470

	17,881	10,445	7,014	(18,549)	16,791
Equity
Attributable to shareholders of the company	18,075	17,140	34,901	(52,041)	18,075
Attributable to non-controlling interests	–	–	189	–	189

	18,075	17,140	35,090	(52,041)	18,264

	$35,956	$27,585	$42,104	$(70,590)	$35,055

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2012 (Restated)

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (CAD$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION
Revenues	$134	$1,872	$7,655	$682	$10,343
Cost of sales	(118)	(1,861)	(4,804)	(36)	(6,819)

Gross profit	16	11	2,851	646	3,524
Other operating expenses
General and administration	(105)	(8)	(26)	2	(137)
Exploration	(20)	–	(83)	1	(102)
Research and development	(7)	(12)	–	–	(19)
Other operating income (expense)	(12)	(7)	5	(10)	(24)

Profit (loss) from operations	(128)	(16)	2,747	639	3,242

Finance income	173	79	45	(264)	33
Finance expense	(534)	(183)	(104)	311	(510)
Non-operating income (expense)	(681)	3	11	(181)	(848)
Share of profit (losses) of associates	2,202	1,273	398	(3,883)	(10)

Profit before tax	1,032	1,156	3,097	(3,378)	1,907

Provision for income and resource taxes	36	(253)	(330)	(220)	(767)

Profit for the year	$1,068	$903	$2,767	$(3,598)	$1,140

Profit attributable to:
Shareholders of the company	$1,068	$903	$2,695	$(3,598)	$1,068
Non-controlling interests	–	–	72	–	72

Profit for the year	$1,068	$903	$2,767	$(3,598)	$1,140

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2012 (Restated)

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (CAD$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating activities	$1,857	$280	$3,318	$(2,037)	$3,418

Investing activities
Purchase of property, plant and equipment	(85)	(164)	(1,296)	(155)	(1,700)
Capitalized production stripping costs	–	–	(671)	(61)	(732)
Expenditures on financial investments and other assets	(300)	–	(26)	–	(326)
Acquisition of SilverBirch Energy Corporation	(432)	–	–	–	(432)
Proceeds from the sale of investments and other assets	33	10	8	–	51

	(784)	(154)	(1,985)	(216)	(3,139)
Financing activities
Issuance of debt	2,700	–	67	–	2,767
Repayment of debt	(2,822)	–	(113)	(92)	(3,027)
Debt interest paid	(423)	–	(3)	(2)	(428)
Issuance of Class B subordinate voting shares	2	–	–	–	2
Purchase and cancellation of Class B subordinate voting shares	(129)	–	–	–	(129)
Dividends paid	(469)	–	–	–	(469)
Distributions to non-controlling interests	–	–	(50)	–	(50)
Interdivision distributions	–	(1,105)	(1,238)	2,343	–

	(1,141)	(1,105)	(1,337)	2,249	(1,334)

Effect of exchange rate changes on cash and cash equivalents	(3)	(16)	(62)	(2)	(83)

Increase (decrease) in cash and cash equivalents	(71)	(995)	(66)	(6)	(1,138)

Cash and cash equivalents at beginning of year	53	1,002	3,275	75	4,405

Cash and cash equivalents at end of year	$(18)	$7	$3,209	$69	$3,267

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

As At January 1, 2012 (Restated)

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (CAD$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	$53	$1,002	$3,275	$75	$4,405
Current income and resource taxes receivable	7	12	82	–	101
Trade accounts and intra-group receivables	6,743	144	10,106	(15,751)	1,242
Inventories	21	406	1,162	52	1,641

	6,824	1,564	14,625	(15,624)	7,389

Financial and other assets	2,124	1,200	1,717	(3,903)	1,138
Investments in associates	27,134	23,906	459	(50,784)	715
Property, plant and equipment	558	940	20,761	885	23,144
Deferred income and resource tax assets	–	–	31	149	180
Goodwill	–	–	1,647	–	1,647

	$36,640	$27,610	$39,240	$(69,277)	$34,213

Trade accounts and intra-group payables and other liabilities	$9,185	$6,193	$2,145	$(16,088)	$1,435
Dividends payable	235	–	–	–	235
Current income and resource taxes payable	–	–	59	34	93
Debt	203	–	40	116	359

	9,623	6,193	2,244	(15,938)	2,122

Debt	7,887	1,802	216	(3,229)	6,676
Deferred income and resource tax liabilities	1,349	1,788	2,137	65	5,339
Retirement benefit liabilities	36	285	375	–	696
Other liabilities and provisions	32	209	1,210	44	1,495

	18,927	10,277	6,182	(19,058)	16,328
Equity
Attributable to shareholders of the company	17,713	17,333	32,886	(50,219)	17,713
Attributable to non-controlling interests	–	–	172	–	172

	17,713	17,333	33,058	(50,219)	17,885

	$36,640	$27,610	$39,240	$(69,277)	$34,213